                                                                  Exhibit a (10)


FOR IMMEDIATE RELEASE

Contact:
Grace Protos
(212) 929-5500

                                    TB WOOD'S CORPORATION ANNOUNCES
              AN EXTENSION OF ITS OFFER TO PURCHASE 400,000 OF ITS SHARES

Chambersburg, Pa December 10, 1999 - TB Wood's Corporation (NYSE:TBW) today announced that based upon comments received from the Securities and Exchange Commission it is mailing to its stockholders a supplement to its Offer to Purchase for cash up to 400,000 shares of its common stock. Pursuant to the requirements of the Securities and Exchange Commission, the Company is extending by five business days the tender offer, which is a Modified Dutch Auction self tender,. The tender offer will expire, unless further extended, at 12:00 Midnight, New York City time, on Friday, December 17, 1999.

The terms of the tender offer, which are described more fully in the Offer to Purchase and the Letter of Transmittal pursuant to which the tender offer is made, include a purchase price for each tendered share of not more than $12.50 per share nor less than $9.00 per share net to the seller in cash, without interest thereon.

Stockholders may obtain further information by calling the Company directly and asking for Thomas F. Tatarczuch, Vice President-Finance, or Michael L. Hurt, President or by calling our Information Agent, MacKenzie Partners, Inc. at (212) 929-5500 or (800) 322-2885.